CAMERA PLATFORMS INTERNATIONAL, INC
                               10909 VANOWEN STREET
                          NORTH HOLLYWOOD, CALIFORNIA 91605
                                    818-623-1700




May 23, 2005

United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Traci A. Hornfeck
Division of Corporation Finance

Re: Comments on Form 10-K for the fiscal year ended December 31, 2004 and on Form 10-Q for the period ended March 31, 2005
     File No. 000-14675


Dear Ms. Hornfeck:

We are in receipt of the Commission's letter dated May 11, 2005 and the comments contained therein on the Form 10-K for the year ended December 31, 2004 and the Form 10-Q for the period ended March 31, 2005 of Camera Platforms International, Inc. ("the Company").

In its response, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company's reponses are keyed to the paragraph numbers in the Commission's staff letter.


Form 10K for the year ended December 31, 2004

Item 7.  Management discussion and analysis of financial condition
------------------------------------------------------------------
         and results of operations
         -------------------------

1. The Company proposes to amend the December 31, 2004 10-K under item 7 to include the following:

"Critical Accounting Policies

The Company reviews the accounting policies it uses in reporting its financial results on a regular basis. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable, property and equipment, rental assets, income taxes, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates form the basis for the Company's judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates if actual outcomes are different from the estimates on which the Company based its assumptions. These estimates and judgments are reviewed by management on an ongoing basis. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the Consolidated Financial Statements of the Company.

Revenue Recognition - The Company recognizes revenue over the related equipment rental period using prices that are negotiated at the time of rental.

Allowance for Doubtful Accounts - the Company maintains allowances for doubtful accounts for estimated losses resulting from the inability or unwillingness of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Rental Asset Valuation Allowance - The Company established a rental asset valuation allowance when the assets were put in service to consider the excess cost over their estimated fair market value based upon expected future rental revenue."


Liquidity and capital resources - Page 11
-----------------------------------------

2. The Company proposes to amend the December 31, 2004 10-K under item 7 to include the following:

"In 2005, the Company has reduced its workforce to two employees and has commensurately achieved reductions in its employee benefit expense, and rental and associated occupany expenses. Management believes that these cost reductions will allow the company to operate with positive cash flows with the lender's forbearance concerning payments due for current interest and principal. In addition, the Company has sold some of its equipment in 2004, will attempt to liquidate more assets in 2005, and, with its lender's approval, use the proceeds to fund its operations."

The Company proposes to amend Note 1 to the financial statements to include the following:

"The Company intends to reduce its workforce, related employee benefit expenses, and occupancy expense by subleasing portion of its premises."

Financial Statements
--------------------
Statements of operations - Page 17
----------------------------------

3. The Company intends to revise its statements of operations to classify the gain on sale of assets in 2004 as a separate line item after "Expenses", before and as a component of the subtotal "Operating income (loss)".

The Company also intends to change the caption for the $165,000 in 2003 as "Gain from insurance proceeds", and present it as a separate line item after "Expenses", before and as a component of the subtotal "Operating income (loss)".

4. Upon review of the requirements under 2.01 regarding disposal or acquisition of assets, the Company believes that management misinterpreted the requirements of this provision and that it would have been appropriate for the Company to have filed a Form 8-K. Please advise the Company if the Commission deems it appropriate for the Company to file a Form 8-K at this date, disclosing the disposal.

5. The Company has accrued all costs of doing business for all periods. The Company believes SAB Topic 1.B.1 does not apply, as the Company is not a subsidiary, and there is no issue with regard to cost allocation between or amongst entities. Furthermore, the services of officers and directors are being provided without any actual or contingent costs to the Company.

Long-term debt and Related Party Transactions - Page 26
-------------------------------------------------------

6. The Company proposes to reclassify 100% of the long-term debt as "Note payable - Related party" under current liabilities based on your comment under 7 below. We will further amend Note 4 of the financial statements to reflect the redescription and reclassification of the debt.

7. The entire amount of the debt will be reclassified as a current liability. See 6 above

Item 9A.  Controls and Procedures - Page 30
-------------------------------------------

The Company intends to amend Form 10-K to replace current wording of Item 9A, with the following:

"(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2004. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to our Company required to be included in our reports filed or submitted under the Exchange Act.

(b) There were no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the fourth quarter of fiscal 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."


We look forward to your further comments regarding the Company's responses and proposed changes.


Sincerely,


Martin Perellis,
Chief Executive Officer
Camera Platforms International Inc.